No Act
PE 1/21/11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

11006237

March 21, 2011

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-21-11

Re: Exxon Mobil Corporation
Incoming letter dated January 21, 2011

Dear Ms. Ising:

This is in response to your letter dated January 21, 2011 concerning the shareholder proposal submitted to ExxonMobil by Bartlett Naylor. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Bartlett Naylor

*** FISMA & OMB Memorandum M-07-16 ***

March 21, 2011

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Exxon Mobil Corporation
Incoming letter dated January 21, 2011

The proposal requests that the board oversee the publication of a report on the community and environmental impact of its logistics decisions, using guidelines from the Global Reporting Initiative.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently explain the "guidelines from the Global Reporting Initiative" and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Robert Errett
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

Client: C 26471-00003

January 21, 2011

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
*Shareholder Proposal of Bartlett Naylor*
*Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Bartlett Naylor (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

**THE PROPOSAL**

The Proposal states:

> Resolved: Shareholders request the Board of Directors oversee the publication of a report (issued at a reasonable expense and excluding proprietary information) on the community and environmental impact of its logistics decisions, using guidelines from the Global Reporting Initiative.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

**BASIS FOR EXCLUSION**

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

**ANALYSIS**

**The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.**

*A. Background*

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). In this regard, the Staff has permitted the exclusion of shareholder proposals – just like the Proposal – that reference a particular set of guidelines when the proposal or supporting statement failed to include any reference to a description of the substantive provisions of the guidelines being recommended, including proposals requesting reports based on the guidelines of the Global Reporting Initiative. *See, e.g.*, *The Ryland Group, Inc.* (avail. Jan. 19, 2005) (concurring with the exclusion of a proposal seeking a "GRI-based sustainability report" as vague and indefinite under Rule 14a-8(i)(3)); *Smithfield Foods, Inc.* (avail. July 18, 2003) (concurring in the exclusion under Rule 14a-8(i)(3) of a shareholder proposal requesting a report based upon the "Global Reporting Initiative").

Moreover, the Staff has on numerous occasions concurred that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

Under these standards, the Proposal is so vague and indefinite as to be misleading and therefore is excludable under Rule 14a-8(i)(3) for the reasons discussed below.

*B. Analysis*

The Proposal requests that the Board oversee the publication of a report on the community and environmental impact of its logistics decisions "using guidelines from the Global Reporting Initiative" (the "Guidelines" from "GRI"). The Proposal is vague and indefinite in numerous respects:

1. The Proposal does not adequately describe the voluminous and highly complex Guidelines. The Guidelines [and the GRI's Sustainability Reporting Framework] consist of an eight-part document containing over 150 pages of materials, not counting additional descriptive materials on the GRI website. (*Available at*: http://www.globalreporting.org/ReportingFramework/ReportingFrameworkDownloads/). Without any description of the Guidelines, or a reference to such a description, shareholders voting on the Proposal cannot understand the implications of the Proposal.

2. The Guidelines are updated annually, which means the Company's shareholders may vote on the Proposal and then the substance and manner of implementation will shift and change as a result of GRI's ongoing revisions to the Guidelines. The Proposal's request that the report be prepared "using guidelines from the Global Reporting Initiative" thus fails to describe which iteration of the constantly evolving Guidelines it is asking shareholders to approve and the Company to implement.

3. It is unclear which aspects of the current Guidelines the Proposal references. According to GRI's website:

    - The Guidelines have "Application Levels" that measure the extent of application or coverage of the GRI reporting framework. These levels consist of C, B and A, based on the extent of the disclosures and indicators in the report and also include a plus (+) for each level if external assurance was utilized for the report. (*Available at*: http://www.globalreporting.org/ReportingFramework/G3Guidelines/AboutG3ApplyingTheGuidelines.htm). The Proposal fails to specify which of these six different levels of integration the Company should implement.

    - There are various sector supplements that "include sector-specific Performance Indicators" and that "complement the Guidelines with interpretations and guidance on how to apply the Guidelines in a given sector" (the "Sector Supplements"). (*Available at*: http://www.globalreporting.org/ReportingFramework/ReportingFrameworkDownloads/). It is unclear whether the Proposal intends for the Company to "use" the Guidelines' Sector Supplements in preparing the requested report, which is critical information since the Sector Supplements contain additional reporting criteria and different reporting instructions. Moreover, if they are to be used, it is unclear which Sector Supplements the Company is to "use." The GRI website lists multiple Sector Supplements that are potentially implicated by the Proposal's request for a report "on the community and environmental impact of [the Company's] logistics decisions," including an "Oil and Gas" supplement that is currently being developed with a final release date in late 2011, and a "Logistics and Transportation" supplement that was released in May 2006. *See* Exhibit B. Instead, the Proposal refers generically to the "guidelines from the Global Reporting Initiative," thereby misleading shareholders into thinking that the

> Guidelines are a concrete and easily identifiable set of parameters, which they are not.

As noted above, the Staff has consistently concurred that similar shareholder proposals calling for a report based on the Guidelines could be excluded under Rule 14a-8(i)(3) as vague and indefinite. In *The Ryland Group, Inc.* (avail. Jan. 19, 2005), the Staff concurred with the exclusion under Rule 14a-8(i)(3) of a proposal requesting a "GRI-based sustainability report" because the proposal failed to convey to the company's shareholders the breadth and complexity of the Guidelines, the Guidelines' ongoing revision made them a "work in progress" and there were numerous ways to apply the Guidelines. In *The Kroger Co.* (avail. Mar. 19, 2004), the Staff concurred with the exclusion under Rule 14a-8(i)(3) of a proposal requesting a sustainability report based on the Guidelines where the company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" did not adequately inform shareholders of what they would be voting on and did not adequately inform the company of what actions would be needed to implement the proposal. *See also ConAgra Foods, Inc.* (avail. Jul. 1, 2004) (concurring in the exclusion under Rule 14a-8(i)(3) of a shareholder proposal requesting a report based on the "Global Reporting Initiative's sustainability reporting guidelines" after the company argued that the Guidelines were vague and fluid and could be implemented in multiple ways); *Albertson's, Inc.* (avail. Mar. 5, 2004) (same); *Lowe's Companies, Inc.* (avail. Mar. 3, 2004) (same); *Terex Corp.* (avail. Mar. 1, 2004) (concurring in the exclusion under Rule 14a-8(i)(3) of a shareholder proposal for a "GRI-based sustainability report" after the company argued that the Guidelines were still a "work in progress"); *Dean Foods Co.* (avail. Feb. 25, 2004) (concurring in the exclusion under Rule 14a-8(i)(3) of a shareholder proposal requesting a report based on the "Global Reporting Initiative's sustainability reporting guidelines" after the company argued that the Guidelines were vague and complex and that the proposal did not adequately inform the company of what actions would be needed to implement the proposal); *Smithfield Foods, Inc.* (avail. July 18, 2003) (concurring in the exclusion under Rule 14a-8(i)(3) of a shareholder proposal requesting a report based upon the "Global Reporting Initiative" after the company made similar arguments about the vagueness of the mandated Guidelines).

In contrast, the Staff has not concurred with the exclusion of similar proposals that did not mandate that the requested report be based on the Guidelines. For example, in *Wendy's International, Inc.* (avail. Feb. 21, 2006), the Staff was unable to concur with the exclusion of a proposal that called for "a sustainability report to shareholders" and included in the supporting statement a recommendation that the company use the Guidelines. Similarly, the Staff has not concurred with the exclusion of other proposals that suggested but did not require use of the Guidelines. *See, e.g.*, *Texas Industries, Inc.* (avail. Jul. 27, 2007) (Staff was unable to concur with the exclusion of a proposal that called for a "public sustainability report" where the supporting statement merely referenced the GRI definition of sustainability reporting); *The Kroger Co.* (avail. Mar. 29, 2006) (Staff was unable to concur with the exclusion of a proposal that called for a sustainability report where the supporting statement recommended that Kroger "join the over 700 companies who have issued sustainability reports based on the [GRI] Sustainability Reporting Guidelines"). The Staff also has not concurred with the exclusion of proposals that broadly requested a sustainability report but allowed the companies to decide how to best prepare it. *See, e.g., Dean Foods Co.* (avail. Mar. 25, 2005); *Hormel Foods Corp.* (avail. Oct. 22, 2004). The instant Proposal is substantively identical to *The Ryland Group, Inc.* and similar excluded proposals cited above, as it clearly mandates "using guidelines from the Global Reporting Initiative." Moreover, the Proposal is easily distinguished from the proposals in *Wendy's International, Inc.* and similar proposals that were not tied to the Guidelines' vague and evolving standards.

More generally, the Staff has permitted the exclusion of a variety of shareholder proposals that contain a general or uninformative reference to a particular set of guidelines when the proposal or supporting statement failed to include a description of the substantive provisions of the referenced guidelines. In *The Boeing Co.* (avail. Feb. 5, 2010), the proposal requested that the company establish a committee to review and approve company actions that might affect human rights observance and provided that the committee "follow the Universal Declaration of Human Rights." The Staff concurred with the exclusion of the proposal as vague and indefinite where the proposal failed to adequately describe the requested disclosure standard. *See also Bank of America Corp.* (avail. Feb. 2, 2009) (concurring in the exclusion of a proposal requesting the standard of independence for an independent lead director be the standard set by the Council of Institutional Investors, when the proposal failed to adequately describe that standard); *Johnson & Johnson* (avail. Feb. 7, 2003) (permitting the omission of a shareholder proposal requesting a report relating to the company's progress concerning the "Glass Ceiling Commission's" business recommendations as "vague and indefinite"); *Alcoa Inc.* (avail. Dec. 24, 2002) (proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards excluded as "vague and indefinite"); *Kohl's Corp.* (avail. Mar. 13, 2001) (concurring in the exclusion of a shareholder proposal in reliance on Rule 14a-8(i)(3) requesting implementation of the "SA8000 Social Accountability Standards"). The instant Proposal is analogous to these proposals. Thus, it is excludable under Rule 14a-8(i)(3) as it contains a reference to an external set of guidelines without adequately describing the substantive provisions of those guidelines.

Finally, the Staff frequently has concurred that a proposal is excludable under Rule 14a-8(i)(3) where it "may be subject to differing interpretations" since "neither the shareholder voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what measures the Company would take in the event the proposal was approved."

*Hershey Foods Corp.* (avail. Dec. 27, 1988). In *Ford Motor Co.* (avail. Feb. 27, 2008), the proposal requested a report on efforts to increase fuel economy "such that no Ford vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new Ford vehicles." Recognizing that the proposal was susceptible to multiple interpretations, ranging from international advocacy for a boycott of oil from the Middle East to recommendations for the design of indicator lights on Ford vehicles, the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal, which was susceptible to a different interpretation if read literally than if read in conjunction with the supporting statement, as vague and indefinite); *International Business Machines Corp.* (avail. Jan. 10, 2003) (concurring with the exclusion of a proposal regarding nominees for the company's board of directors where it was unclear how to determine whether the nominee was a "new member" of the board). Similarly, the instant Proposal is susceptible to multiple interpretations because the Proposal is unclear regarding which Guidelines to apply given that they are constantly amended and evolving and there are multiple possible Application Levels and Sector Supplements that could apply. Thus, like the proposal in *Ford Motor Co*, the Proposal is excludable under Rule 14a-8(i)(3) since the Company and its shareholders can easily interpret the Proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal."

## CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information (including printed copies of the documents at the links cited herein) and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Lisa K. Bork, the Company's Corporate and Securities Counsel, at (972) 444-1473.

Sincerely,

Elizabeth A. Ising

Enclosure(s)

cc: Lisa K. Bork, Exxon Mobil Corporation
Bartlett Naylor

**Exhibit A**

FISMA & OMB Memorandum M-07-16 ***

12/08/2010 09:56 AM

To David.s.Rosenthal@exxonmobil.com, Sandra.j.nemeth@exxonmobil.com

cc

bcc

Subject Shareholder resolution

**SHAREHOLDER PROPOSAL**

**DEC 8 2010**

**NO. OF SHARES**__________
**DISTRIBUTION: DSR: RME: RAL: LKB: JEP: DGH: SMD**

David Rosenthal
Corporate Secretary
Exxon Mobil Corp

Dear Secretary,

I hereby submit the following shareholder proposal for inclusion in the 2011 Exxon Mobil proxy statement for a vote by shareholders as provided under Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. I have owned the requisite number of shares of Exxon for the requisite time period, intend to hold the requisite minumum continuously through the annual meeting where I plan to present the proposal in person or through an agent.

Proof of my beneficial ownership will be provided by Schwab, where the shares are held.

Please confirm receipt by email.

I would be happy to discuss this resolution with you or other representatives at a time of mutual convenience.

Sincerely yours,

Bartlett Naylor

Resolved: Shareholders request the Board of Directors oversee the publication of a report (issued at a reasonable expense and excluding proprietary information) on the community and environmental impact of its logistics decisions, using guidelines from the Global Reporting Initiative.

Supporting statement:

Logistics represents a significant financial concern for ExxonMobil. Upstream, ExxonMobil logistics address operations in 36 countries and includes five global companies, which are responsible for the corporation's exploration, development, production, gas and power marketing, and upstream-research activities. Downstream, a global supply organization coordinates the supply of crude and feedstock to the refineries and the off-take of products. ExxonMobil's global logistics system includes ownership interest in crude oil and petroleum-product tankers, more than 25,000 miles of pipelines and some 300 major petroleum products terminals. ExxonMobil's consumer brands serve customers at 42,000 service stations, 700 airports and 300 marine ports in in 118 countries.

This global swath of logistics involves significant environmental and community impact. For example, a proposal by Exxon to transport heavy equipment manufactured in Korea through Idaho and Montana to Alberta, will have economic and environmental consequences. Exxon and other companies operating in the Alberta Oil Sands have transported equipment to this Canadian region by already approved corridors. This new corridor through remote roads of Idaho and

Montana requires road and other improvements valued at more than $50 million that Exxon will finance. Even with this investment, the decision apparently stems from a calculation that the route would be more economic than current pathways. At the same time, this proposal has prompted litigation by area residents that has already reached the Idaho state supreme court, generated media coverage in the New York Times and Wall Street Journal, prompted letters of concern by the U.S. Forest Service as well as Native American tribes, and stirred general citizen protest.

This episode raises questions as to the rigor that ExxonMobil applies in its assessment of the community and environmental impact of its logistics decisions. We believe that a report exploring the more general issue will help shareholder understand the scope of controversy and risk that ExxonMobil confronts with its logistics decision, and better equip shareholders to understand ExxonMobil's methods for assessing the cost-benefit of logistics decisions, including issues such as reputational risk.

The Global Reporting Initiative, to which Exxon already subscribes, provides a framework for assessing the community and environmental impact of logistics decisions. As GRI explains, logistics "has a variety of impacts that can affect the economic, environmental, and social dimensions of society in positive as well as negative ways." GRI guidelines organize "sustainability reporting" in terms of economic, environmental, and social performance (also known as the "triple bottom line"). This structure has been chosen because it reflects what is currently the most widely accepted approach to defining sustainability.

We believe shareholders will be well served by adding a GRI-guided report on the community and environmental impact of logistics decisions and urge your support.

Bartlett Naylor
**Capital Strategies Consulting, Inc.**
703.786.7286
巴特内勒
投资策略咨询公司
<((((°>`·.¸¸.·´¯`·.¸.·´¯`·.¸><((((°>.·´¯`·.
...·´¯`·.¸><((((°>`·.¸¸.·´¯`·.¸.·´¯`·.¸><((((°>

SHAREHOLDER RELATIONS

DEC 9 2010

NO. OF SHARES
COMMENT:
ACTION:

# Fax Cover Sheet

charles SCHWAB

**Date: December 09, 2010** **Pages (including cover sheet): 2**

**To: David Rosenthal** **Fax: 972-444-1505**

**From: Dan Daupert**

**Comments: Bartlett C Naylor**

**Charles Schwab & Co. Inc.,** **Fax: 317-596-4529**
**Indianapolis Service Operations Support** **or 888-447-1000**



ACCOUNT APPLICATIONS

If we have faxed you an application for a new account, we cannot accept an application on fax paper. Please be sure that your application is sent to us on plain paper in order to process your application as quickly as possible. You can return the application by mail to Charles Schwab & Co., Inc. at the address below:

**P. O. Box 52114**
**Phoenix, AZ 85072**
**800-472-9813**
**Fax 888-526-7252 or 602-355-5478**

**P.O. Box 628291**
**Orlando, FL 32862**
**800-472-9813**
**Fax 800-955-7561**

charles SCHWAB

12115 Visionary Way
Fishers, IN 46038

December 9, 2010

David Rosenthal
Corporate Secretary
Exxon Mobil Corporation

RE: Bartlett C Naylor Exxon Mobil ownership

Dear Mr. Rosenthal,

This letter is intended to confirm information in regards to the above referenced client Bartlett C. Naylor and his account held at Charles Schwab & Co. Inc.

Mr. Naylor has owned at least $5,000.00 worth of Exxon Mobil Corporation common stock (NYSE:XOM) for more than 3 years continuously.

Should you need any further assistance, please contact us at 1-800-435-4000 at any time. We appreciate this opportunity to serve you. Thank you for your business.

Sincerely,

Dan Daupert
Resolution Manager
Charles Schwab & Co. Inc.

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039

**David S. Rosenthal**
Vice President, Investor Relations
and Secretary

ExxonMobil

December 9, 2010

**VIA UPS – OVERNIGHT DELIVERY**

Mr. Bartlett Naylor

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Naylor:

This will acknowledge receipt of the proposal concerning a report on logistics impact, which you (the "Proponent") have submitted in connection with ExxonMobil's 2011 annual meeting of shareholders. By copy of a letter from Charles Schwab, share ownership has been verified.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or his representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

David Rosenthal

DSR/sjn